Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

EMPLOYEE QUESTIONS & ANSWERS

1.	Why are CME and CBOT merging?

CME and CBOT have enjoyed a strong, productive relationship for a number of years, including our historic clearing agreement in which CME began clearing all CBOT trades. This merger takes us to the next level in the evolution of our high growth business. We now will be able to combine the capabilities and best practices of both organizations – creating an even stronger, more competitive position than either could achieve individually.

There are a number of benefits this merger is expected to create for our company and its stakeholders:

•	Growth in the global derivatives industry is accelerating, and new competitors are emerging in exchange, over-the-counter and other unregulated markets. As a combined company, we will be better positioned to capitalize on these trends and compete more effectively as our industry continues to transform.

•	The combined company will provide customers efficient global access to a wide array of benchmark exchange-traded derivatives based on the U.S. dollar-denominated interest rate yield curve. These products will be supported by proprietary technology, central counterparty clearing and global distribution.

•	Customers will benefit from the broadest range of distinct benchmark products, increased cost efficiencies and unsurpassed liquidity.

2.	When will the merger be finalized?

The parties expect the transaction to close by mid-year 2007, pending approvals by regulators and shareholders of both companies, and CBOT members, as well as completion of customary closing conditions. We will provide updates throughout the process.

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3.	Why couldn’t we learn this news sooner?

As a public company, we were required by law to abide by certain public disclosure rules. We are and will continue to be subject to disclosure rules and regulations.

4.	Why are we calling this a merger and not an acquisition?

We are bringing together two leading exchanges that have exhibited tremendous growth. We view this as a merger of two great institutions. We expect to be able to combine the capabilities and best practices from both companies.

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5.	How will this merger improve our ability to compete internationally?

With global market leadership in derivatives trading, the combined company will provide the world’s most liquid marketplace, with average daily trading volume approaching 9 million contracts per day, representing $4.2 trillion in notional value.

As a combined company, we will be better positioned to capitalize on global trends and compete more effectively as the business continues to transform.

The combined company will provide customers efficient global access a wide array of benchmark exchange-traded derivatives based on the U.S. dollar-denominated interest rate yield curve. These products will be supported by proprietary technology, central counterparty clearing and global distribution.

The merger will also help us to broaden our already strong international reach in Europe and Asia.

6.	Who will lead CME Group

Terry Duffy will serve as the Chairman of the combined company Charlie Carey will serve as Vice-Chairman. Craig Donohue will serve as the Chief Executive Officer, and Bernie Dan will remain in his current position until the transaction is complete, at which point he will become a Special Advisor to the combined company.

7.	What happens to the trading floors?

It is our intention to unify operations, consolidating open outcry trading into a single facility at CBOT. We will provide updates throughout the process.

8.	What technology will be used by the combined company (CME Globex®, LIFFE CONNECT®, etc.)?

It is our intention to unify IT operations and eventually move CBOT products onto CME Globex.

9.	Will we have the same data centers?

Both companies have data centers – CME’s in Chicago and surrounding suburbs and CBOT’s in both Chicago and New Jersey. We will evaluate how to best integrate these facilities just as we evaluate how to best integrate our teams.

10.	Will we have the same international offices?

Various options are currently under consideration and final decisions have not yet been made. We will provide updates throughout the process.

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11.	What am I allowed to say about this merger (if I am asked about it by friends, family, customers, vendors, suppliers, the media, etc.)?

Your response to any detailed questions should be, “I cannot discuss the details of the transaction because of legal restrictions.” As an employee of CBOT/CME, you only are allowed to talk about information that has been made public and is widely known outside CBOT and CME, such as information in the press release. If you have questions about what information can be disclosed, please contact the Legal Department. You should not speculate on what will happen or give opinions on rumors about the transaction.

In addition, it is important that we speak with one voice on this topic. If you receive calls from the media, please forward those calls to Corporate Communications at extension 3257. If you receive calls from investors or analysts, refer those to Investor Relations at extension 8532.

12.	Am I allowed to discuss the merger with employees of CBOT/CME?

We must continue to operate as two separate entities until the transaction is complete, and we should not be sharing information about our respective businesses with employees at CBOT/CME. Do not discuss the merger with any employee or representative of CBOT/CME without the prior approval of the Legal Department.

Some of you have contact with employees of CBOT/CME, due to your job responsibilities. You should continue to conduct business as you normally would and focus on the business at hand.

In addition, it is important that we speak with one voice on this topic. If you receive calls from the media, please forward those calls to Corporate Communications at extension 3257. If you receive calls from investors or analysts, refer those to Investor Relations at extension 8532.

13.	Does this change what I do on a day-to-day basis?

We all have a responsibility to continue running CBOT’s day-to-day operations effectively; that does not change as a result of this merger. We must execute on our key commitments to customers and partners, and also to new businesses such as JADE. That means providing the same high level of customer service for which we are well known around the world and performing our individual roles in the most efficient manner possible.

14.	With the new activities surrounding the merger, how will this impact the CBOT’s Performance Management Program (PMP) and our 2006 goals?

In fact, achieving our goals has never been more important. The 2006 Performance Management Program review cycle will not change. You should continue to talk with your manager about the specific actions you should be focused on for both the short- and long-term.

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15.	Will there be position eliminations? Will there be opportunities for me in the combined company?

We do not yet know what the specific organization structure will be; however, we expect that there will be position eliminations. We will provide updates throughout the process.

We believe the combined company will provide exciting opportunities for its employees, as well as market users and shareholders.

16.	How many employees will the combined company have?

We need to ensure that we have the right roles, and the right talented people in those roles, to continue to grow. At this time, except for the leadership positions announced in the press release, no decisions have been made regarding the structure of the new organization or the number of employees. We will provide updates throughout the process.

17.	Where will the combined company be located? Does this impact planned CME moves to 550 West Washington?

CBOT owns its facility, and CME leases both 20 S. Wacker and 550 W. Washington – so there are various options that will be considered. We will provide updates throughout the process.

18.	How will our salaries and bonuses be impacted for the remainder of 2006?

For 2006, CBOT’s merit and incentive plans will remain unchanged.

19.	Will employee benefits change?

Until the merger is complete, the benefit programs at CBOT should not change, other than changes planned for the ordinary course of business (i.e., open enrollment changes, etc.) or as required by law.

We will evaluate the various rewards programs of the two companies—benefits, compensation, paid time off, etc. We will provide updates throughout this process.

20.	What will happen to our Employee Stock Purchase Program?

CBOT’s Employee Stock Purchase Program has been approved by its Board of Directors but has not been approved by its shareholders. CBOT employees will not be able to participate in this program unless shareholder approval is obtained.

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21.	When will I learn more? How can I get more information?

As more information becomes available, we will continue to update you. You can ask questions of your manager and divisional leadership, and you can also submit feedback and questions through OnBoard. The most frequently asked questions and their answers will be posted each week and will be accessible to all employees.

IMPORTANT MERGER INFORMATION

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

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